August 10, 2012

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 36 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Trust (the “VIP Trust”)

File Nos. 333-83423 and 811-9491

Dear Ms. Samuel:

On July 12, 2012, you provided telephonic comments regarding the above-referenced amendment. This letter responds to your comments. Each comment is summarized below, followed by our response. The changes made in response to comments will be incorporated into the amended registration statement pursuant to Rule 485(b). If we have misstated any of your comments, or if you need any additional information, please let me know.

Comment:  In the footnote to the table regarding Fees and Expenses, on page 3 of the prospectus, delete the reference to “Acquired Fund Fees and Expenses.”

Response:  This change will be made as requested.

Comment:  In the first paragraph on page 7 of the prospectus, confirm the number of funds in the VIP Trust.

Response:  We confirm that, with the AZL Pyramis Core Bond Fund, there will be a total of 31 funds in the VIP Trust.

Comment:  In the last paragraph on page 7 of the prospectus, regarding Rule 35d-1, specify the types of investments in which the Fund can invest for purposes of Rule 35d-1 and define the term “synthetic investments.”

Response:  We will specify in this paragraph that the Fund will invest at least 80% of its assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. We also will clarify that “synthetic investments” means derivatives, such as futures and options.

Comment:  In the section regarding Derivatives Risks, on page 10 of the prospectus, disclose the risks associated with segregating assets.

Response:  We will add disclosure regarding the risks of segregating assets, as requested.

  Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  In the last paragraph under Duties of the Manager and Subadviser, on page 13 of the prospectus, revise the disclosure regarding the approval of the Manager of Managers order by the Fund’s initial sole shareholder to be easier to understand.

Response:  This disclosure will be revised, as requested.

Comment:  On the back cover page of the prospectus, confirm that the web links provide a direct link to the relevant documents.

Response:  We confirmed that the relevant documents (SAI, proxy voting records and shareholder reports) are available in one click from the web pages disclosed on the back cover.

Comment:  In the first paragraph on page 3 of the SAI, confirm the number of funds in the VIP Trust.

Response:  We confirm that, with the AZL Pyramis Core Bond Fund, there will be a total of 31 funds in the VIP Trust; thirty are variable net asset value funds, and one is a money market fund.

Comment:  In the third paragraph of the section Debt Securities, on page 9 of the SAI, note that securities rated lower than investment grade are commonly referred to as “junk” bonds.

Response:  This change will be made, as requested.

Comment:  In the sections regarding Derivatives Risks, on page 11 of the SAI, and Forward Foreign Currency Exchange Contracts, on page 16 of the SAI, disclose the risks associated with segregating assets.

Response:  We will add disclosure regarding the risks of segregating assets, as requested.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer
763/765-7453
Erik.Nelson@allianzlife.com

  Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.